Exhibit 99.1

SPECIAL GENERAL MEETING PROXY VOTING

Singapore, Singapore – August 5, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) wishes to announce that Broadridge Financial Solutions (“Broadridge”) will be mailing out to beneficial holders of CYD shares through CEDE & CO. as of July 22, 2009, a revised proxy voting card to replace the existing proxy card as it contains incorrect information. The Letter to Shareholders (“Letter”) setting out the recommendations of the Board of Directors on the resolutions to be placed before the shareholders at the Special General Meeting which was made public on July 30, 2009 will be included in this new mailing. In the Letter, the Board of Directors recommends that all shareholders vote NO for all the proposals.

Shareholders are requested to use the new proxy card to cast their votes for the Special General Meeting to be held on September 4, 2009. The new proxy card is the only valid card for voting and all votes submitted using the prior card are invalid and will not be tabulated.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@us.grayling.com

dixon.chen@us.grayling.com